CONSECO, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

     The unaudited pro forma consolidated statement of operations of Conseco, Inc. ("Conseco") for the nine months ended September 30, 1996, presents the consolidated operating results for Conseco as if the following transactions, which have already occurred, had occurred on January 1, 1995: (1) the issuance of 4.37 million shares of Preferred Redeemable Increased Dividend Equity Securities Convertible Preferred Stock ("PRIDES") of Conseco in January 1996;
(2) the BLH tender offer for and repurchase of its 13 percent senior subordinated notes due 2002 and related financing transactions completed in March 1996 (the "BLH Tender Offer"); (3) the acquisition of Life Partners Group, Inc. ("LPG") (the "LPG Merger"); (4) the call for redemption of Conseco's Series D Convertible Preferred Stock (the "Series D Call") completed on September 26, 1996; and (5) the acquisition of all of the outstanding common stock of American Life Holdings, Inc. ("ALH"), not previously owned by Conseco, and related transactions (the "ALH Transaction") completed on September 30, 1996.

     The pro forma consolidated statement of operations is based on the historical financial statements of Conseco and LPG and should be read in conjunction with their historical financial statements and notes included in Conseco's Form 10-Q for the quarterly period ended September 30, 1996. The pro forma data are not necessarily indicative of the results of operations or financial condition of Conseco had these transactions occurred on January 1, 1995, nor the results of future operations. Conseco anticipates cost savings and additional benefits as a result of the transactions included in the pro forma financial statements. Such benefits and any other changes that might have resulted from managements' changes have not been included as adjustments to the pro forma consolidated financial statements. Certain amounts from the prior periods have been reclassified to conform to the current presentation.

     The unaudited pro forma consolidated statement of operations reflects cost allocations for the LPG Merger and the ALH Transaction using estimated values of the assets and liabilities of LPG and ALH as of the assumed acquisition date based on appraisals and other studies, which are not yet complete. Accordingly, the final allocations will be different than the amounts included in the accompanying pro forma consolidated financial statements. Although the final allocations will differ, the pro forma consolidated statement of operations reflects management's best estimate based on currently available information as if the LPG Merger and the ALH Transaction had occurred on the assumed date of acquisition.


                         CONSECO, INC. AND SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     for the nine months ended September 30, 1996
                              (Dollars in millions)
                                   (unaudited)
                                                                      Pro forma
                                                                     adjustments                     LPG       Pro forma
                                                                      reflecting                  historical  adjustments
                                                                       various       Conseco          at      reflecting   Conseco
                                                       Conseco          other       pro forma      June 30,     the LPG   pro forma
                                                     as reported     transactions    subtotal        1996       Merger  subtotals(a)
                                                     -----------     ------------   ---------      --------   ----------  ----------
Revenues:
     Insurance policy income                           $1,193.2      $   -          $1,193.2       $155.8    $    -       $1,349.0
     Investment activity:
         Net investment income                            926.7                        926.7        148.3        7.4 (6)   1,083.8
                                                                                                                 (.2)(7)
                                                                                                                 2.2 (8)
                                                                                                                 (.6)(9)
         Net trading losses                                (6.5)                        (6.5)                                 (6.5)
         Net realized gains                                16.3                         16.3          2.3        1.9 (6)      20.5
     Fee revenue                                           29.7                         29.7                                  29.7
     Restructuring income                                  30.4                         30.4                                  30.4
     Other income                                           8.8                          8.8          2.6                     11.4
                                                       --------      -------        --------     --------    -------      --------
            Total revenues                              2,198.6                      2,198.6        309.0       10.7       2,518.3
                                                       --------      -------        --------     --------    -------      --------

Benefits and expenses:
     Insurance policy benefits and change
       in future policy benefits                          874.2                        874.2         83.0                    957.2
     Interest expense on annuities and financial
       products                                           474.4                        474.4         75.1                    549.5
     Interest expense on notes payable                     84.6         (1.2)(1)        81.8         11.8        (.6)(9)      92.6
                                                                        (1.6)(2)                                 (.4)(10)
     Interest expense on investment borrowings             15.1                         15.1          2.1                     17.2
     Amortization related to operations                   174.1                        174.1         65.6       (2.4)(11)    242.9
                                                                                                                 5.6 (12)

     Amortization related to realized gains                15.6                         15.6          0.1        1.8 (13)     17.5
     Acquisition and merger expenses                         -                                        7.9       (7.9)(14)       -
     Other operating costs and expenses                   207.6                        207.6         35.9                    243.5
                                                       --------      -------        --------     --------    -------      --------
            Total benefits and expenses                 1,845.6         (2.8)        1,842.8        281.5       (3.9)      2,120.4
                                                       --------      -------        --------     --------    -------      --------

            Income before income taxes, minority
                interest and extraordinary charge         353.0          2.8           355.8         27.5       14.6         397.9
Income tax expense                                        134.1          1.0 (3)       135.1         11.6        5.5 (15)    152.2
                                                       --------      -------        --------     --------    -------      --------
            Income before  minority interest
                and extraordinary charge                  218.9          1.8           220.7         15.9        9.1         245.7
Less minority interest                                     25.8           .1 (4)        25.9                                  25.9
                                                       --------      -------        --------     --------    -------      --------

            Income before extraordinary charge         $  193.1      $   1.7        $  194.8     $   15.9    $   9.1      $  219.8
                                                       ========      =======        ========     ========    =======      ========

Earnings per common share and common equivalent share:
     Primary:
         Weighted average shares outstanding               57.9           .6 (5)        58.5                    10.7 (16)     69.2
                                                       ========      =======        ========                 =======      ========
         Income before extraordinary  charge              $3.16                        $3.16                                 $3.03
                                                       ========                     ========                              ========

     Fully diluted:
         Weighted average shares outstanding               67.4           .6 (5)        68.0                    10.7 (16)     78.7
                                                       ========      =======        ========                 =======      ========
         Income before extraordinary  charge              $2.87                        $2.86                                 $2.79
                                                       ========                     ========                              ========

(a) Amounts are carried forward to page 3.

 The accompanying notes are an integral part of the pro forma consolidated financial statements.

                                       2

                         CONSECO, INC. AND SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   for the nine months ended September 30, 1996
                              (Dollars in millions)
                                   (unaudited)

                                                            Pro forma                      Pro forma
                                             Conseco       adjustments      Conseco       adjustments      Conseco
                                            pro forma    reflecting the    pro forma     reflecting the    pro forma
                                          subtotals(a)    Series D Call    subtotals    ALH Transaction     totals
                                            ---------     ------------    -----------   ---------------    --------
Revenues:
 Insurance policy income                   $1,349.0                        $1,349.0        $  -             $1,349.0
  Investment activity:
    Net investment income                   1,083.8                         1,083.8          0.9 (19)        1,084.4
                                                                                            (0.3)(20)


    Net trading losses                         (6.5)                           (6.5)                            (6.5)
    Net realized gains                         20.5                            20.5          2.5 (19)           23.0
  Fee revenue                                  29.7                            29.7                             29.7
  Restructuring income                         30.4                            30.4                             30.4
  Other income                                 11.4                            11.4                             11.4
                                           --------                        --------        -----            --------
         Total revenues                     2,518.3                         2,518.3          3.1             2,521.4
                                           --------                        --------        -----            --------

Benefits and expenses:
 Insurance policy benefits and
   change in future policy benefits           957.2                           957.2                            957.2
 Interest expense on annuities and
   financial products                         549.5                           549.5                            549.5
 Interest expense on notes payable             92.6                            92.6          8.7 (20)          100.7
                                                                                             (.6)(21)

 Interest expense on investment
    borrowings                                 17.2                            17.2                             17.2
 Amortization related to operations           242.9                           242.9         (17.3)(19)         242.9
                                                                                              1.1 (19)
                                                                                             16.2 (19)
 Amortization related to realized gains        17.5                            17.5           4.8 (19)          22.3
 Acquisition and merger expenses                 -                                                                -
 Other operating costs and expenses           243.5                           243.5                            243.5
                                           --------                        --------        ------           --------

        Total benefits and expenses         2,120.4                         2,120.4          12.9            2,133.3
                                           --------                        --------        ------           --------

        Income before income taxes,
            minority interest and
            extraordinary charge              397.9                           397.9          (9.8)             388.1
Income tax expense                            152.2                           152.2          (1.3)(22)         147.9
                                                                                             (3.0)(22)
                                           --------                        --------        ------           --------

        Income before minority interest
            and extraordinary charge          245.7                           245.7          (5.5)             240.2

Less minority interest                         25.9                            25.9          (5.6)(23)          20.3
                                           --------                        --------        ------           --------

        Income before extraordinary
           charge                          $  219.8                        $  219.8        $   .1           $  219.9
                                           ========                        ========        ======           ========

Earnings per common share and common
 equivalent share:
   Primary:
     Weighted average shares outstanding       69.2           8.0 (17)        77.2                              77.2
                                              =====          ====            =====                             =====
     Income before extraordinary  charge      $3.03                          $2.85 (18)                        $2.85
                                              =====                          =====                             =====

   Fully diluted:
     Weighted average shares outstanding       78.7                           78.7                              78.7
                                              =====                          =====                             =====
     Income before extraordinary charge       $2.79                          $2.79                             $2.79
                                              =====                          =====                             =====

(a)  Amounts have been carried forward from page 2.

 The accompanying notes are an integral part of the pro forma consolidated financial statements.

                                      3

                         CONSECO, INC. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

     PRO FORMA ADJUSTMENTS

     Various Other Transactions

     (1) On January 23, 1996, Conseco completed the offering of 4.37 million shares of PRIDES. Proceeds from the offering of approximately $258 million (after underwriting and other associated costs) were used to repay amounts outstanding under a senior credit facility (the "Conseco Credit Facility").

           Each share of PRIDES will pay dividends at the annual rate of 7 percent of the $61.125 liquidation preference per share (equivalent to an annual amount of $4.279 per share), payable quarterly. On February 1, 2000, unless either previously redeemed by Conseco or converted at the option of the holder, each share of PRIDES will mandatorily convert into two shares of Conseco common stock, subject to adjustment in certain events. Shares of PRIDES are not redeemable prior to February 1, 1999. During the period February 1, 1999 through February 1, 2000, Conseco may redeem any or all of the outstanding shares of PRIDES. Upon such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of Conseco common stock equal to (A) the sum of (i) $62.195, declining after February 1, 1999 to $61.125, and (ii) accrued and unpaid dividends divided by (B) the market price of Conseco common stock at such date, but in no event less than 1.71 shares of Conseco common stock. The following summarizes the sources and uses of funds related to this transaction (dollars in millions):

           Sources of funds:
              Gross proceeds from issuance of PRIDES................................................... $267.1
              Underwriting and other transaction expenses (charged to paid-in capital).................   (9.2)
                                                                                                          ----

                      Net proceeds.....................................................................  257.9

           Uses of funds:
              Principal repaid on Conseco Credit Facility.............................................. (245.0)
              Payment of accrued interest..............................................................   (2.6)
                                                                                                          ----

                      Funds available.................................................................. $ 10.3
                                                                                                        ======

           Interest expense is adjusted to reflect the repayment of a portion of the Conseco Credit Facility using a portion of the proceeds from the issuance of the PRIDES.

     (2) In March 1996, BLH completed a tender offer pursuant to which it repurchased $148.3 million principal amount of its 13 percent senior subordinated notes for $173.2 million. The repurchase was made using the proceeds from a revolving credit facility of BLH (the "BLH Credit Facility") entered into in February 1996. Maximum principal amounts which can be borrowed under the agreement total $400 million
           (including a competitive bid facility in the aggregate principal amount of up to $100 million). Amounts borrowed under the new facility are due in 2001 and accrue interest at a rate of LIBOR plus an applicable margin of between 50 and 75 basis points, depending on BLH's ratio of consolidated net worth. Additional proceeds were borrowed under the BLH Credit Facility to repay the existing $110 million principal balance due under the bridge loan facility and for other corporate purposes. The following summarizes the sources and uses of funds related to the tender offer and related financing transactions:

           Sources of funds:
               Amounts borrowed under the BLH Credit Facility................................   $310.0
                                                                                                ======

           Uses of funds:
               Related to 13 percent senior subordinated notes:
                  Principal tendered.........................................................   $148.3
                  Premium paid in tender offer...............................................     24.8
                  Payment of accrued interest................................................      6.6
               Related to bridge loan facility:
                  Principal repaid ..........................................................    110.0
                  Payment of accrued interest................................................       .5
               Debt issuance costs...........................................................      3.7
               Other corporate purposes, including repayment
                  of amounts borrowed to purchase BLH common stock...........................     16.1
                                                                                               -------

                           Total uses........................................................   $310.0
                                                                                                ======

                         CONSECO, INC. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

           Interest expense is adjusted to reflect reduced interest expense on the $148.3 million principal balance of BLH's senior subordinated notes which were tendered, offset by interest expense on amounts borrowed under the BLH revolving credit facility.

     (3) All pro forma adjustments to operations are tax affected based on the appropriate rate for the specific item.

     (4) The minority interests' share of the pro forma adjustments is recognized.

     (5) Primary and fully diluted weighted average shares outstanding are adjusted to reflect the issuance of the PRIDES.

     LPG Merger

     The acquisition of LPG will be accounted for under the purchase method of accounting. Under this method, the total cost to acquire LPG will be allocated to the assets and liabilities acquired based on their fair values as of the date of the LPG Merger, with any excess of the total purchase cost over the fair value of the assets acquired less the fair value of the liabilities assumed recorded as goodwill. In the LPG Merger, each outstanding share of LPG common stock was converted into .5833 shares of Conseco common stock. A total of 16.1 million shares of Conseco common stock (or equivalent shares) with a value of $586.8 million were issued to complete the LPG Merger.

     Adjustments to the pro forma consolidated statement of operations to give effect to the LPG Merger as of January 1, 1995, are summarized below:

     (6) Net investment income and net realized gains of LPG are adjusted to include the effect of adjustments to restate the amortized cost basis of fixed maturity securities and mortgage loans to their estimated fair value.

     (7) Net investment income is reduced for the lost interest income on cash used to pay expenses incurred to complete the LPG Merger.

     (8) After the LPG Merger, a subsidiary of Conseco will provide investment advisory services to LPG. Investment advisory fees incurred by LPG prior to the LPG Merger are eliminated. LPG's pro forma net investment income is not reduced to reflect the advisory fees to be paid under agreements with the subsidiary of Conseco since, in accordance with generally accepted accounting principles, such intercompany fees are eliminated in consolidation and the subsidiary of Conseco will provide such services without incurring additional costs.

     (9) Net investment income and interest expense on notes payable are adjusted to reflect the following items which will be eliminated in consolidation after the LPG Merger: (i) actively managed fixed maturity securities of Conseco include $6.3 million of LPG notes; and
           (ii) actively managed fixed maturity securities of LPG include $25.1 million of Conseco notes and $4.5 million of notes of a subsidiary of Conseco.

     (10) Interest expense on notes payable of LPG is adjusted as a result of restating notes payable of LPG to their estimated fair value and the anticipated repayment of LPG's bank debt, using additional borrowings from Conseco's credit facility (the "Conseco Credit Agreement").

     (11) Amortization of the cost of policies produced, the historical cost of policies purchased and deferred revenues for policies sold by LPG prior to January 1, 1995, are replaced with the amortization of the cost of policies purchased (amortized in relation to estimated profits on the policies purchased with interest equal to the contract rates primarily ranging from 4.0 percent to 7.0 percent).

     (12) LPG's historical amortization of goodwill is eliminated and replaced with the amortization of goodwill recognized in the LPG Merger. Such amortization is recognized over a 40-year period on a straight-line basis.

     (13) Anticipated returns, including realized gains and losses, from the investment of policyholder balances are considered in determining the amortization of the cost of policies purchased. Amortization of the cost of policies purchased is adjusted to reflect amortization related to the pro forma net realized gains of LPG during 1996.

                         CONSECO, INC. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

     (14) Acquisition and merger expenses are reduced to eliminate the merger costs incurred by LPG during the six months ended June 30, 1996, in connection with the LPG Merger.

     (15) Reflects the tax adjustments for all applicable pro forma adjustments at the appropriate rate for the specific item.

     (16) Common shares outstanding are increased to reflect the shares issued in the LPG Merger.

     Transactions related to the Series D Call

     On August 27, 1996, Conseco called for redemption all outstanding shares of the Series D preferred stock at a redemption price plus accrued dividends of $52.916. At June 30, 1996, Conseco had approximately 5.7 million shares of Series D preferred stock outstanding with a carrying value of $269.4 million. Each Series D share is convertible at any time into shares of Conseco's common stock at a conversion price of $31.875 per common share (equivalent to 1.56860 shares of Conseco's common stock for each share of Series D preferred stock outstanding). The Series D preferred stock was redeemable at Conseco's option at any time subsequent to January 22, 1996, at a price of $52.275 per share (such price declines to $50 per share over the period through January 15, 2003). Dividends on the Series D preferred stock were paid quarterly at an annual rate of 6.5 percent. All outstanding shares of the Series D preferred stock were converted into common stock other than preferred shares with a carrying value of $.3 million which were redeemed in cash.

     Adjustments to give effect to the Series D Call are summarized below:

     (17) Primary weighted average shares outstanding are adjusted to reflect the issuance of common stock that each share of Series D preferred stock was converted into based on the stock's conversion provisions (1.56860 shares of Conseco's common stock for each share of Series D preferred stock converted). Such issuance had no effect on fully diluted average shares outstanding or fully diluted earnings per share since the Series D preferred stock was considered to have been converted for fully diluted calculations.

     (18) Primary earnings per share are adjusted to reflect the elimination of the Series D preferred stock dividend and the increase in the Conseco common shares outstanding.

     Transactions relating to the ALH Transaction

     On September 30, 1996, Conseco acquired all of the common stock of ALH, not previously owned by Conseco or its affiliates, for a purchase price of approximately $165 million. ALH's former shareholders, other than Conseco, received $23.00 per common share. In addition, Conseco purchased all outstanding payment-in-kind preferred stock of ALH, not owned by Conseco. These transactions were financed using available cash and additional borrowings under the Conseco Credit Facility and the BLH Credit Facility. Hereinafter ALH refers to ALH or the former subsidiaries of ALH.

     The sources and uses of the financing to complete the ALH Transaction are summarized below (dollars in millions):

     Sources of funds:
           Available cash.................................................................     $ 12.6
           Conseco Credit Facility........................................................       25.0
           BLH Credit Facility............................................................      140.0
                                                                                              -------

              Total sources...............................................................     $177.6
                                                                                               ======

     Uses of funds:

           Purchase of all outstanding common stock of ALH, not owned by Conseco*.........     $165.0
           Purchase of all outstanding payment-in-kind preferred stock of ALH,
              not owned by Conseco........................................................       12.6
                                                                                               ------

              Total uses..................................................................     $177.6
                                                                                               ======


                         CONSECO, INC. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)
 --------------------

       *Excludes approximately 1.2 million shares of ALH common stock which were distributed to Conseco, the general partner of Conseco Capital Partners II, L.P ("Partnership II"), based on the returns earned by the limited partners on the ALH investment as defined by Partnership II's Partnership Agreement.

       The pro forma adjustments are applied to the historical consolidated financial statements of Conseco using the step acquisition method of accounting. Under this method, the total purchase cost of the common stock of ALH, not already owned by Conseco, is allocated to the assets and liabilities acquired based on their relative fair values as of the date of acquisition, with any excess of the total purchase cost over the fair value of the assets acquired less the fair value of the liabilities assumed recorded as goodwill. The values of the assets and liabilities of ALH included in Conseco's pro forma consolidated financial statements represent the combination of the following values: (1) the portion of ALH's net assets acquired by Conseco in the initial acquisition made by Partnership II is valued as of its acquisition date, September 29, 1994; (2) the portion acquired in the fourth quarter of 1995, is valued as of its assumed acquisition date; and (3) the portion of ALH's net assets acquired in the ALH Transaction is valued as of the assumed date of acquisition.

     Adjustments to give effect to the ALH Transaction are summarized below:

     (19) As described above, the ALH Transaction is accounted for as a step acquisition. The accounts of ALH are adjusted to reflect the step acquisition method of accounting as if the ALH Transaction was completed on the assumed dates of acquisition.

     (20) Net investment income and interest expense are adjusted to reflect the sources of the financing to complete the ALH Transaction (net investment income is reduced for the lost investment income on cash used in the ALH Transaction and interest expense is increased to reflect the additional borrowings under the Conseco Credit Facility and the BLH Credit Facility).

           A change in interest rates of .5 percent on the additional borrowings under the Conseco Credit Facility and the BLH Credit Facility used to complete the ALH Transaction would result in: (1) an increase (or decrease) in pro forma interest expense of $.6 million for the nine months ended September 30, 1996, and (2) a decrease (or increase) in pro forma net income of $.4 million for the same period.

     (21) Interest expense is adjusted to reflect the fair value of ALH's subordinated debentures.

     (22) All pro forma adjustments are tax affected based on the appropriate rate for the specific item. In addition, tax expense is adjusted to reflect the reduction in tax expense as a result of Conseco's increased ownership of ALH.

     (23) Minority interest is reduced to eliminate the income attributable to the former shareholders of ALH and the preferred dividends on the payment-in-kind preferred stock of ALH, not owned by Conseco.

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